

July 17, 2013

Via E-mail
William W. Harvey, Jr.
Chief Financial Officer
Northwest Bancshares, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

      Re: **Northwest Bancshares, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 001-34582

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality
Loans Past Due and Nonperforming Assets, page 52

1. Please tell us and expand future filings to present the table of nonaccrual, past due and restructured loans pursuant to Item III C 1 of Guide III. In this regard, you may present nonperforming loans which would be defined as nonaccrual loans (including nonperforming troubled-debt restructured loans) and loans 90 days or more past due and still accruing. Nonperforming assets would include nonperforming loans and real estate owned.

Item 8. Financial Statements and Supplementary Data

Financial Statements
Note (1) Summary of Significant Accounting Policies
(d) Investment Securities, page 73

2.   Please tell us and expand future filings to include your impairment policy with regard to Federal Home Loan Bank stock.

Note (4) Loans Receivable and Allowance for Loan Losses, page 94

3.   Please tell us whether you have re-modified any troubled-debt restructurings ("TDRs") during the periods presented. If so, tell us and expand future filings to describe the types of re-modifications made and quantify the related amounts.

4.   Please tell us and expand the disclosure in future filings to state the amount of the allowance related to TDRs held for each period presented and if the company has commitments to lend additional amounts to customers with outstanding loans that are classified as TDRs. In addition, tell us and expand the disclosure to provide a TDR rollforward in future filings.

5.   Please tell us and expand the disclosure in future filings to state your accounting policy for removing loans from the TDR classification. Also, clarify whether you continue to measure impairment on these loans using ASC 310-10 once the TDR classification is removed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant